Exhibit 99.B(a)(vii)

AMENDMENT NO. 2, DATED AS OF MAY 3, 2011, TO DECLARATION OF TRUST
OF H&Q LIFE SCIENCES INVESTORS

WHEREAS, H&Q Life Sciences Investors (the “Trust”) is a Massachusetts business trust established and existing pursuant to the Declaration of Trust made on February 20, 1992, and amended by Amendment No. 1 dated March 16, 1992 (the “Declaration of Trust”);

WHEREAS, the trustees of the Trust (the “Trustees”) have determined that the Declaration of Trust should be amended as hereinafter set forth (the “Amendment”);

WHEREAS, on May 3, 2011 the shareholders of the Trust approved the Amendment in accordance with Section 8.3 of the Declaration of Trust;

NOW, THEREFORE, IT IS agreed as follows:

1.             Amendment to the Declaration of Trust.  Section 3.4 of the Declaration of Trust is hereby amended to delete the phrase “; provided, however, that any repurchase of Shares may be made only if Shares are trading at a purchase price that is 10% or more below net asset value per Share and the Fund may purchase the Shares only at a purchase price that is 10% or more below net asset value per Share.” from the end of Section 3.4, such that Section 3.4 shall read in its entirety as follows:

“The Trustees shall have the power to issue, sell, purchase, retire, cancel, acquire, hold, resell, reissue, dispose of, transfer, and otherwise deal in Shares and, subject to the provisions set forth in Articles VII and VIII hereof, to apply to any such repurchase, retirement, cancellation or acquisition of Shares any funds or property of the Trust whether capital or surplus or otherwise, to the full extent now or hereafter permitted by the 1940 Act and the laws of the Commonwealth of Massachusetts governing business corporations.”

2.             Defined Terms; Confirmation of Other Terms of the Declaration of Trust.  Any capitalized or other term used herein and not defined herein and which is defined in the Declaration of Trust, shall have the meaning assigned to it in the Declaration of Trust.  The Declaration of Trust, as amended as provided herein, is hereby confirmed as being in full force and effect in accordance with its terms.

3.             Effective Date. This Amendment shall be effective as the date of its execution.

4.             Counterparts. This instrument may be simultaneously executed in several counterparts, each of which shall be deemed to be an original, and such counterparts, together, shall constitute one and the same instrument, which shall be sufficiently evidenced by any such original counterpart.

IN WITNESS WHEREOF, the undersigned has executed this instrument as of the 3rd day of May, 2011 hereunto set their hands as of the date first above written.

/s/ Lawrence S. Lewin	/s/Rakesh K. Jain

Lawrence S. Lewin	Rakesh K. Jain

/s/ Eric Oddleifson	/s/ Daniel R. Omstead, Ph.D.

Eric Oddleifson	Daniel R. Omstead, Ph.D.

/s/ Oleg M. Pohotsky	/s/ William S. Reardon

Oleg M. Pohotsky	William S. Reardon

/s/ Uwe E. Reinhardt, Ph.D.	/s/ Lucinda Stebbins

Uwe E. Reinhardt, Ph.D.	Lucinda Stebbins